Filed by The J. M. Smucker Company
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: The Procter & Gamble Company
Commission File No.: 001-00434
This transcript of the video presentation of The J. M. Smucker Company made available to the media on the internet beginning on Wednesday, June 4, 2008 is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934.

Financial Announcement Video Script

RICHARD SMUCKER:	HELLO, I AM RICHARD SMUCKER AND I AM JOINED HERE BY MY BROTHER, TIM SMUCKER. WE ARE CO-CHIEF EXECUTIVE OFFICERS OF THE J.M. SMUCKER COMPANY. TODAY, TIM AND I ARE PLEASED TO ANNOUNCE A TRULY LANDMARK TRANSACTION THAT BRINGS ONE OF AMERICA’S BEST-KNOWN BRANDS INTO THE SMUCKER FAMILY OF BRANDS AND ALLOWS US TO OFFER CONSUMERS YET ANOTHER NUMBER ONE BRAND IN A KEY CATEGORY. WE HAVE REACHED A DEFINITIVE AGREEMENT WITH PROCTER & GAMBLE TO MERGE THE FOLGERS COFFEE BUSINESS INTO THE SMUCKER COMPANY IN AN ALL STOCK REVERSE MORRIS TRUST TRANSACTION. WE ARE PROUD TO WELCOME THE FOLGERS BUSINESS INTO OUR WIDELY RECOGNIZED PORTFOLIO OF BRANDS THAT INCLUDES SMUCKER’S, JIF, CRISCO, PILLSBURY, EAGLE, HUNGRY JACK, ROBIN HOOD AND BICK’S.

THE TRANSACTION, WHICH AT THE CURRENT STOCK PRICE IS VALUED AT APPROXIMATELY $3.3 BILLION, INCLUDING THE ASSUMPTION OF AN ESTIMATED $350 MILLION OF FOLGERS DEBT. THE TRANSACTION ALSO INCLUDES A ONE-TIME PAYMENT OF A SPECIAL DIVIDEND OF $5 PER SHARE TO SMUCKER SHAREHOLDERS OF RECORD. P&G SHAREHOLDERS WILL RECEIVE 53.5% OF SMUCKER STOCK IN THIS TAX-FREE STOCK-FOR-STOCK MERGER.

TIM SMUCKER:	THIS IS ANOTHER SIGNIFICANT GROWTH MILESTONE FOR SMUCKER AND FURTHER STRENGTHENS OUR ABILITY TO DELIVER ENHANCED SHAREHOLDER VALUE OVER TIME. THE FOLGERS BRAND, FOUNDED BY JAMES A. FOLGER IN 1850, IS SIMILAR IN MANY WAYS TO OUR OWN CORE BRANDS WITH A RICH HERITAGE, HIGH-QUALITY PRODUCT OFFERINGS AND STRONG CONSUMER LOYALTY. AS THE NUMBER ONE RETAIL PACKAGED COFFEE BRAND IN THE UNITED STATES, THE FOLGERS TRANSACTION FITS PERFECTLY WITH OUR STRATEGY TO OWN AND MARKET NUMBER ONE FOOD BRANDS IN NORTH AMERICA. IT IS SMUCKER’S TENTH NUMBER ONE BRAND, OUR FIRST BILLION DOLLAR BRAND, AND IT WILL FURTHER ENHANCE OUR HIGH QUALITY, GREAT TASTING, DIVERSE PRODUCT OFFERINGS THAT CONSUMERS EXPECT FROM US.

THE TRANSACTION IS EXPECTED TO INCREASE TOTAL COMPANY NET SALES TO APPROXIMATELY $5 BILLION IN THE FIRST FULL YEAR OF OWNERSHIP AND PRESENTS GREATER OPPORTUNITIES FOR MULTI-BRAND MERCHANDISING, NEW PRODUCT DEVELOPMENT AND CONTINUED INVESTMENT IN OUR CORE BRANDS. COFFEE, LIKE PEANUT BUTTER, FRUIT SPREADS, COOKING OILS AND FLOUR, IS A STAPLE ITEM INCLUDED IN MORE THAN 80% OF HOUSEHOLD PANTRIES. THE COMBINED PORTFOLIO OF PRODUCTS IN THESE CATEGORIES PROVIDES US WITH INCREASED SIZE AND SCALE THAT WILL BENEFIT ALL OUR BUSINESSES, POSITION US FOR FUTURE GROWTH AND DELIVER LONG-TERM SHAREHOLDER VALUE.

RICHARD SMUCKER:	ALSO INCLUDED IN THE TRANSACTION ARE THE FOLGERS PRODUCTION FACILITIES LOCATED IN NEW ORLEANS, LOUISIANA, SHERMAN, TEXAS, AND KANSAS CITY, MISSOURI, ALONG WITH THE SALES, MARKETING, COFFEE PROCUREMENT, PRODUCT DEVELOPMENT, SUPPLY CHAIN AND ADMINISTRATIVE FUNCTIONS IN CINCINNATI. THESE FACILITIES, ALONG WITH SUPPORT STAFF, WILL ADD ABOUT 1,250 NEW EMPLOYEES TO THE SMUCKER FAMILY.

WE EXPECT THIS TRANSACTION TO BE ACCRETIVE IN THE FIRST YEAR BY APPROXIMATELY 9% WHEN COMPARED TO THE CURRENT STAND ALONE SMUCKER AND AFTER CONSIDERING THE SPECIAL DIVIDEND TO SMUCKER SHAREHOLDERS.

OUR COMPANY AND PEOPLE ARE ABOUT MORE THAN MAKING AND MARKETING PRODUCTS. INDEED, AT SMUCKER, OUR PURPOSE IS TO HELP FAMILIES SHARE MEMORABLE MEALS AND MOMENTS. THE SMUCKER FAMILY OF BRANDS IS A TRUSTED PART OF EVERYDAY MEALS, CASUAL GATHERINGS AND SPECIAL OCCASIONS — ALL OF WHICH FOSTER FAMILY CONNECTIONS AND LASTING MEMORIES.

FOLGERS ALSO HAS A LONG TRADITION OF BEING PART OF MEMORABLE MEALS, SO IT FITS PERFECTLY IN OUR FAMILY OF BRANDS. OUR COMBINED PORTFOLIO PRESENTS GREATER OPPORTUNITIES FOR MULTI-BRAND MERCHANDISING, NEW PRODUCT DEVELOPMENT AND CONTINUED INVESTMENT IN OUR CORE BRANDS.

TIM SMUCKER:	WE BELIEVE THE MANY COMMON COMMITMENTS SHARED BY OUR ORGANIZATIONS REPRESENT A GREAT FOUNDATION FOR A SMOOTH INTEGRATION OF THE TALENTED FOLGERS EMPLOYEES AND MARKET-LEADING BRAND INTO THE J.M. SMUCKER COMPANY. IN FACT, OUR SUCCESSFUL INTEGRATION OF JIF AND CRISCO IS A TESTAMENT TO THIS BELIEF, AS THOSE BRANDS AND PEOPLE HAVE CONTINUED TO FLOURISH AT SMUCKER. WE ARE CONFIDENT THIS INTEGRATION WILL BE EQUALLY REWARDING, LEADING TO FUTURE GROWTH AND OPPORTUNITIES FOR OUR COMPANY AND CONSTITUENTS — CONSUMERS, CUSTOMERS, EMPLOYEES, SUPPLIERS, COMMUNITIES AND SHAREHOLDERS.

WE ARE CONFIDENT OUR PROVEN BRAND MANAGEMENT EXPERTISE WILL ALLOW US TO CONTINUE FOLGERS’ LEADERSHIP IN THE COMPETITIVE COFFEE CATEGORY AND BUILD UPON ITS UNIQUE HERITAGE AND EQUITY. THANK YOU FOR JOINING US FOR THIS ANNOUNCEMENT MARKING AN EXCITING CHAPTER IN OUR COMPANY’S HISTORY.
RICHARD SMUCKER:	WE ARE INCREDIBLY IMPRESSED BY THE DEDICATION AND COMMITMENT FOLGERS EMPLOYEES HAVE SHOWN IN HELPING TO REBUILD THEIR COMMUNITY AND IN MAINTAINING A SUCCESSFUL NEW ORLEANS OPERATION UNDER THE CHALLENGING CIRCUMSTANCES OVER THE PAST SEVERAL YEARS. WE LOOK FORWARD TO BEING A PART OF FOLGERS’ STRONG, POSITIVE PRESENCE IN THE COMMUNITY.

TIM SMUCKER:	THROUGH HARD WORK AND DEDICATION, FOLGERS EMPLOYEES IN KANSAS CITY HAVE HELPED BUILD AMERICA’S NUMBER ONE COFFEE BRAND, AND WE LOOK FORWARD TO WELCOMING THESE TALENTED EMPLOYEES INTO THE SMUCKER FAMILY AS THEY BECOME OUR SECOND MISSOURI OPERATION.
RICHARD SMUCKER:	WE ARE PROUD TO WELCOME THE FOLGERS BRAND AND ITS TALENTED EMPLOYEES INTO THE SMUCKER FAMILY. THE SHERMAN FACILITY IS OUR SECOND TEXAS OPERATION AND WE LOOK FORWARD TO BECOMING A PART OF THE SHERMAN COMMUNITY.
SUGGESTED NARRATION OF B-ROLL VIDEO PACKAGE:	Waking up just got a little sweeter. Today, The J.M. Smucker Company and The Procter & Gamble Company announced the signing of an agreement to merge the Folgers® coffee business into The J.M. Smucker Company. The transaction, which is expected to close in the fourth quarter of this year, is valued at more than $3 billion.

Folgers — the leading producer of retail packaged coffee products in the United States, with more than $1.8 billion in annual sales — is Smucker’s tenth #1 brand in North America. The Company’s lineup of well-known household brands already includes Smucker’s®, Jif®, Crisco® and Pillsbury® baking mixes

Folgers’ portfolio of products are sold primarily under its flagship Folgers® brand and the Millstone® brand. The transaction will result in total annual sales approaching $5 billion for The Smucker Company.

Following completion of the transaction, the expanded Smucker Company will add more than 1,250 employees to its existing 3,300 employees, including sales, marketing, coffee procurement, product development, supply chain and administrative functions in Cincinnati, Ohio and manufacturing facilities in New Orleans, Louisiana; Kansas City, Missouri; and Sherman, Texas, along with a key distribution center in New Orleans.

NEWS ANCHOR:	When we come back, two giants in the food industry make a deal that heats up the coffee world.

Things are perking up in the coffee world. Today, The J.M. Smucker Company and The Procter & Gamble Company agreed to merge the Folgers Coffee business into Smucker.
REPORTER VOICE OVER:	Folgers — the leading coffee brand in the United States with more than $1.8 billion in annual sales — is Smucker’s tenth #1 brand in North America. Folgers, as well as the Millstone® brand, join Smucker’s lineup of well-known food brands, which includes Smucker’s®, Jif®, Crisco®, and Pillsbury® baking mixes.
RICHARD SMUCKER:	Our purpose is to help families share memorable meals and moments. The Smucker family of brands is a trusted part of everyday meals, casual gatherings and special occasions — all of which foster family connections and lasting memories.
REPORTER VOICE OVER:	Folger’s brands also include Millstone and the Dunkin’ Donuts brand sold through retail channels. And with Americans consuming, on average, eight ounces of coffee per day, this transaction will result in total annual sales approaching $5 billion for The Smucker Company.

TIM SMUCKER:	This is another significant growth milestone for Smucker and further strengthens our ability to deliver enhanced shareholder value.
NEWS ANCHOR CLOSE:	The deal will expand Smucker’s work force by more than 1,250 employees.

Additional Information
In connection with the proposed transaction between Smucker and P&G, Smucker will file a registration statement with the SEC, which will include Smucker’s proxy statement/prospectus. Shareholders are urged to read the proxy statement/prospectus and any other relevant documents when they become available, because they will contain important information. The proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov, or by contacting The J. M. Smucker Company, Shareholder Relations, Strawberry Lane, Orrville, Ohio 44667 or by calling (330) 684-3838.
Smucker, P&G, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction. Information about the directors and executive officers of Smucker and P&G may be found in their most recent Annual Reports on Form 10-K and definitive proxy statements for their most recent annual meetings of shareholders filed with the SEC. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus when it becomes available. Smucker documents can be obtained free of charge from the sources indicated above. P&G documents are available free of charge on the SEC’s website and also may be obtained by contacting The Procter & Gamble Company, Shareholder Services Department, PO Box 5572, Cincinnati, Ohio 45201-5572 or by calling (800) 742-6253.
The J. M. Smucker Company Forward Looking Information
This communication contains certain forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially. These include statements regarding estimates of future earnings and cash flows and expectations as to the closing of the transaction. Other uncertainties include, but are not limited to, general economic conditions within the U.S., strength of commodity markets from which raw materials are procured and the related impact on costs, the ability to obtain regulatory and shareholders’ approval without unexpected delays or conditions, integration of the merged businesses in a timely and cost effective manner, retention of supplier and customer relationships and key employees, the ability to achieve synergies and cost savings in the amounts and within the time frames currently anticipated, and other factors affecting share prices and capital markets generally. Other risks and uncertainties that may materially affect Smucker are detailed from time to time in reports filed by Smucker with the SEC, including Forms 10-Q, 10-K and 8-K.